UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Kensey Nash Corporation

(Name of Subject Company)

Kensey Nash Corporation

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

490057106

(CUSIP Number of Class of Securities)

Joseph W. Kaufmann

Chief Executive Officer

Kensey Nash Corporation

735 Pennsylvania Drive

Exton, PA 19341

(484) 713-2100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David R. Shevitz

Mark D. Wood

Katten Muchin Rosenman LLP

525 W Monroe Street

Chicago, IL 60661-3693

(312) 902-5200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed tender offer (the “Offer”) by Biomedical Acquisition Corporation (“Buyer”), a wholly-owned subsidiary of Royal DSM (“DSM”) pursuant to an Agreement and Plan of Merger by and among DSM, Buyer and Kensey Nash, dated as of May 2, 2012 (the “Merger Agreement”), and proposed merger (the “Merger”) of Buyer with and into Kensey Nash Corporation (“Kensey Nash”), the expected timing of completion of the Offer and the Merger, current expectations of Kensey Nash about its prospects and opportunities and other expectations, beliefs, plans, intentions and strategies of Kensey Nash. Kensey Nash has tried to identify these statements by using words such as “expect,” “anticipate,” “believe,” “could,” “would,” “should,” “estimate,” “intend,” “may,” “plan,” “predict,” “project,” “forecast,” “guidance,” “projection” and “will” and similar terms and phrases, but such words, terms and phrases are not the exclusive means of identifying such statements. Actual results, performance and achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to the timing of the Offer and the Merger; the possibility that the Offer will fail to meet the condition that at least a majority of the outstanding shares of Kensey Nash’s common stock on a fully diluted basis are tendered or that various other conditions to the completion of the Offer and the Merger set forth in the Merger Agreement may not be satisfied or waived, the risk that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, the risk that DSM will not perform its obligations under the Merger Agreement, the possibility that the transaction may otherwise be delayed or may not be completed at all, the potential negative impact on Kensey Nash’s business, the market price of Kensey Nash’s common stock and Kensey Nash’s relationships with customers and employees that could result from any delay in completing, or the failure to complete, the proposed transaction, the risk of loss of key employees, disruption in normal business relationships and substantial distraction of management attention during the pendency of the transaction, significant expenses and potential litigations associated with the transaction, St. Jude Medical’s success in selling the Angio-Seal device and the extent to which St. Jude Medical is able to and does in fact rely on its internal manufacturing to fulfill its requirements for collagen plugs for the Angio-Seal device in excess of the contractual minimums under Kensey Nash’s extended collagen supply agreement with St. Jude Medical, the success of Kensey Nash’s other customers and partners (including Arthrex, Stryker and Synthes) in selling Kensey Nash related products in the marketplace, Kensey Nash’s success in its research and development efforts (including in its extracellular matrix, cartilage repair, and adhesive materials programs), Kensey Nash’s success in and the uncertainty of transitioning the Norian manufacturing operations to Kensey Nash and Synthes’ success in distributing the Norian products, the success of clinical trials in both the U.S. and outside the U.S. to support regulatory approval of Kensey Nash’s products, and competition from other technologies, as well as tax and other risks associated with healthcare reform, economic conditions and foreign currency fluctuations.

For a detailed discussion of factors that could affect Kensey Nash’s future operating results, see Kensey Nash’s filings with the Securities and Exchange Commission (the “SEC”), including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, Kensey Nash undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances, future events or for any other reason.

Additional Information

The Offer described herein has not yet commenced, and this report does not constitute a recommendation to stockholders of Kensey Nash to tender or otherwise sell shares of Kensey Nash’s common stock.

At the time the Offer is commenced, DSM and Merger Sub will file with the SEC and mail to Kensey Nash’s stockholders a Tender Offer Statement on Schedule TO, and Kensey Nash will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about DSM, Merger Sub, Kensey Nash, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by DSM, Merger Sub and Kensey Nash through the website maintained by the SEC at www.sec.gov once such documents are filed with the SEC. A copy of the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (once it becomes available) may be obtained free of charge from Kensey Nash website at www.kenseynash.com, or by directing a request to Kensey Nash at 735 Pennsylvania Drive, Exton PA 19341, Attn: Joseph W. Kaufmann. In addition, a copy of the Tender Offer Statement, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge from DSM’s website at www.dsm.com or by directing a request to DSM at Het Overloon 1, 6411 TE Heerlen, the Netherlands, Attn: Investor Relations.

The following is a transcript of a conference call held by Kensey Nash Corporation on May 3, 2012 at 8:00 a.m. Eastern Daylight Time and made available for replay beginning on May 8, 2012:

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the Kensey Nash acquisition by DSM. At this time, all participants are in a listen-only mode. If you should require any assistance during today’s call, please press * then 0 and the operator will assist you off line. As a reminder, today’s conference is being recorded.

I’d now like to turn the conference over to our host, Mr. Joseph Kaufmann. Please go ahead sir.

J. Kaufmann	Thank you. Good morning everyone. Welcome to the Kensey Nash Call today. As I’m sure everyone has seen the press releases that went out early this morning. I have a short comment on each one. Today, we will not be taking any questions following this call.

First, let me comment on our third quarter earnings release after Mike Celano gives the Safe Harbor. Mike.

M. Celano	Thank you, Joe. The statements made by Kensey Nash and its representatives in this conference call will contain certain forward-looking statements including financial forecasts that are based on the current belief of management as well as assumptions made by and information currently available to management. Whenever possible, we’ll try to identify these forward-looking statements by using words such as believe, expect, anticipate, forecast, and similar expressions. Please note, these words are not the exclusive means for identifying such statements.

Please see today’s press releases and Kensey Nash’s SEC filings, including our annual report on Form 10K for the year ended June 30, 2011 and other filings particularly the information under the caption Risk Factors for a discussion of risks and uncertainties and other factors that could affect the pending DSM transaction or our future results to differ materially from those expressed in or implied by our forward-looking statements. Thank you.

J. Kaufmann	First on the third quarter results, we’re very happy to report another strong quarter for our company with record biomaterial sales. Our sports medicine and spine business were particularly strong, as we anticipated, along with our sales of trauma and CMF products. All-in-all, our numbers met our expectations for the quarter and our business outlook continues to be very good.

Moving on to the somewhat larger news today, Kensey Nash agreed to be—put a press release out today where we agreed to be acquired by DSM for $38.50 per share. This transaction will be part of a tender offer that will start in May. We expect this to be completed by June 30, 2012.

Under the terms of the merger agreement, DSM will in May commence an all tender offer to acquire all the outstanding shares of common stock of Kensey Nash for $38.50 per share. The tender offer is currently expected to be completed by the end of June 2012. The tender offer is subject to customary conditions, including the tender of a majority of the outstanding shares of Kensey Nash common stock on a fully-diluted bass and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the completion of the tender offer, DSM will acquire the remaining outstanding shares of Kensey Nash common stock through a second step merger subject to customary conditions.

The Kensey Nash Board of Directors has unanimously approved the tender offer and resolved to recommend that Kensey Nash stockholders tender their shares to DSM in the tender offer.

From a standpoint of Kensey Nash, a personal standpoint from our company, this is a very exciting moment for Kensey Nash and the culmination of many years of hard work and efforts by the people at Kensey Nash in bringing innovative products to the medical community, very strong strategic partnerships that we have established over the years. And we believe that this is in the best interest of our shareholders, our employees and also our customers and strategic partners as we move forward with this potential deal.

We’re very happy to be part of or hope to be part of the DSM family, which is a leading life science company. It’s a Dutch company that has approximately 9 billion euro revenue and over 22,000 employees worldwide. So this is an opportunity for Kensey Nash to continue to grow our business, to bring products with the combination of the talented people at Kensey Nash, the talented scientists and people at DSM that we look forward to working with on an on-going basis and continuing with our business model as we’ve had in the past.

With that, we will be filing a 14D-9 within the next two to four weeks. If you’re looking for further details on the transaction, you can find some of those in the 8-K that has been filed today. In addition, if you were to go on the DSM website, you will see a short video of the Kensey Nash/DSM Company and also a replay of the conference call that they had this morning regarding the transaction.

With that, I’d like to wrap up the call and thank all the shareholders, the employees, our customers and all the people that have supported Kensey Nash over the years. Thank you.

Moderator	That does conclude our conference for today. Thank you for your participation and for using the AT&T Executive Teleconference Service. You may now disconnect.